UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Alkermes Public Limited Company
(Name of Issuer)

Ordinary shares, $0.01 par value
(Title of Class of Securities)

G01767105
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767105	Page 2 of 5 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,040,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,040,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,040,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G01767105	Page 3 of 5 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,040,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,040,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,040,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.54%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G01767105	Page 4 of 5 Pages
SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to ordinary shares, par value $0.01 per share (“Common Stock” and, such shares, the “Shares”), issued by Alkermes Public Limited Company, a company incorporated under the laws of Ireland (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2021 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 27, 2021, Amendment No. 2 to Schedule 13D filed on September 10, 2021, Amendment No. 3 to Schedule 13D filed on November 19, 2021, Amendment No. 4 to Schedule 13D filed on January 10, 2022, Amendment No. 5 to Schedule 13D filed on July 6, 2022, and Amendment No. 6 to Schedule 13D filed on October 7, 2022 (the Initial Schedule 13D, as so amended, the “Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On February 3, 2023, the Reporting Persons filed a notice required under the Issuer’s organizational documents reserving the Reporting Person’s rights to nominate directors for election to the Board at the Issuer’s 2023 annual general meeting of shareholders. The Reporting Persons have been discussing Sarissa Capital representation on the Board with the Issuer’s independent directors for many months. The notice (which was submitted shortly before today’s arbitrary deadline) reserves the Reporting Person’s right to seek Sarissa Capital representation directly from fellow shareholders at the upcoming annual meeting in the event the independent directors choose not to add Sarissa Capital representation to the Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 14,040,000 Shares representing approximately 8.54% of the outstanding Shares, based upon the 164,312,356 Shares outstanding as of October 28, 2022, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 2, 2022.

CUSIP No. G01767105	Page 5 of 5 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2023

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/Alexander J. Denner
Alexander J. Denner